FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-………………]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

NATIONAL BANK OF GREECE S.A. announces the following, in accordance with current legislation:

By BoD resolution of 20.12.2007 the Bank shall increase its share capital by Euro 7,806,210 through the issue of 1,561,242 new common registered shares of a par value of Euro five (5) each, pursuant to article 13 par. 13 of Companies Act 2190/1920, as amended. Entitled to participate in the share capital increase are only BoD Executive members as well as management and staff of NBG and affiliated companies who exercised stock options for the purchase of NBG shares in accordance with NBG’s Stock Option Programmes as per General Meeting resolutions of 22.6.2005 and 1.6.2006, BoD resolutions regarding their implementation and the allocation of respective stock options, and their relevant regulations. Following the share capital increase, NBG’s fully paid up share capital shall total Euro 2,385,992,305, divided into 477,198,461 common registered shares of a par value of Euro 5 each. A Euro 29,028,489.60 amount shall be credited to the share premium account.

At the said meeting of 20.12.2007, the BoD also decided the adjustment of the Bank’s  Articles of Association so as to reflect the share capital increase, for the completion of which the formalities of corporate law will be observed; it also specified the minimum limits of the earnings per share ratio for the years 2008 and 2009 as a maturity requirement-target in respect of stock options allocated as per the relevant General Meeting and BoD resolutions dated 1.6.2006 and 1.11.2007, respectively. Information on the admission to trading of the shares resulting from the share capital increase, after its completion, shall be provided in a later announcement in accordance with the capital market legislation.

Athens, 21.12.2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 28th December, 2007

Vice Chairman - Deputy Chief Executive Officer